FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated February 5, 2016 of Diana Shipping Inc. (the "Company") announcing that (i) through a separate wholly-owned subsidiary, it agreed to extend the present time charter contract with RWE Supply & Trading GmbH, Essen, Germany, for one of its Capesize dry bulk vessels, the m/v G. P. Zafirakis; (ii) through a separate wholly-owned subsidiary, it entered into a time charter contract with Rio Tinto Shipping (Asia) Pte., Ltd., Singapore, for one of its Capesize dry bulk vessels, the m/v New York; and (iii) through a separate wholly-owned subsidiary, it entered into a time charter contract with Nidera S.P.A., Roma, for one of its Panamax dry bulk vessels, the m/v Dione.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 5, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DIRECT CONTINUATION OF TIME CHARTER AGREEMENT FOR M/V G. P. ZAFIRAKIS WITH RWE AND
TIME CHARTER CONTRACTS FOR M/V NEW YORK WITH RIO TINTO AND M/V DIONE WITH NIDERA

ATHENS, GREECE, February 5, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it agreed to extend the present time charter contract with RWE Supply & Trading GmbH, Essen, Germany, for one of its Capesize dry bulk vessels, the m/v G. P. Zafirakis, for a period of minimum fifteen (15) months to maximum eighteen (18) months. The gross charter rate is US$6,500 per day minus a 5% commission paid to third parties. The new charter period is expected to commence on February 14, 2016.

The "G. P. Zafirakis" is a 179,492 dwt Capesize dry bulk vessel built in 2014.

The Company also announced that, through a separate wholly-owned subsidiary, it entered into a time charter contract with Rio Tinto Shipping (Asia) Pte., Ltd., Singapore, for one of its Capesize dry bulk vessels, the m/v New York. The gross charter rate is US$5,200 per day, minus a 5% commission paid to third parties, for a period of minimum eleven (11) months to about fifteen (15) months. The charter commenced on February 3, 2016.

The "New York" is a 177,773 dwt Capesize dry bulk vessel built in 2010.

In addition, the Company announced that, through a separate wholly-owned subsidiary, it entered into a time charter contract with Nidera S.P.A., Roma, for one of its Panamax dry bulk vessels, the m/v Dione. The gross charter rate is US$4,350 per day, minus a 5% commission paid to third parties, for a period of about twelve (12) months to maximum fifteen (15) months. The charter commenced yesterday.

The "Dione" is a 75,172 dwt Panamax dry bulk vessel built in 2001.

The employment extension of "G. P. Zafirakis" and the employments of "New York" and "Dione" are anticipated to generate approximately US$6.14 million of gross revenue for the minimum scheduled period of the time charters.

Diana Shipping Inc.'s fleet currently consists of 43 dry bulk vessels (2 Newcastlemax, 14 Capesize, 3 Post-Panamax, 4 Kamsarmax and 20 Panamax). The Company also expects to take delivery of three Panamax dry bulk vessels by the end of March 2016, one new-building Newcastlemax dry bulk vessel during the third quarter of 2016 as well as one new-building Newcastlemax dry bulk vessel and one new-building Kamsarmax dry bulk vessel during the fourth quarter of 2016. As of today, the combined carrying capacity of the Company's fleet, excluding the six vessels not yet delivered, is approximately 5.0 million dwt with a weighted average age of 7.45 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.